UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

ASSAÍ
ATACADISTA

EARNINGS RELEASE

4Q21 and 2021

EARNINGS CONFERENCE CALL

Tuesday, February 22, 2022

10:00 a.m. (Brasília) | 8:00 a.m. (New York) | 1:00 p.m. (London)

Videoconference call in Portuguese (simultaneous translation)
Videoconference call via Zoom: click here.

The Company will hold its videoconference call via Zoom. The information and links for accessing the call are available on our website and in our quarterly earnings materials.

São Paulo, February 21, 2022 - -Assaí Atacadista announces its results for the fourth quarter of 2021. All figures in this earnings release reflect the pure Cash & Carry business, except where stated otherwise. All comments on adjusted EBITDA exclude other operating expenses and income in the periods. The figures also include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases, except where stated otherwise.

ACHIEVEMENT OF GOALS IN THE 1ST YEAR AS A LISTED COMPANY: RECORD EXPANSION, MARKET SHARE GAINS, EBITDA MARGIN AT HIGH LEVEL AND EXPRESSIVE PROFIT GROWTH

2021

•	Record gross sales of R$ 12.6 billion, advancing +8.4% despite the strong comparison base (+33.4% in 4Q20);

•	Net sales improved +8.1%, with expansion accelerating +11.0% and same-store sales of -3.1%, impacted by the strong comparison basis (+19.4% in 4Q20). In the last two years, the cumulative growth of net sales was +44% while same-store sales increased +15.7%;

•	Adjusted EBITDA of R$ 911 million in 4Q21 with margin of 7.9%, which represents a sequential gain of +0.1 p.p. vs. 3Q21 (7.8% excluding tax credits);

•	Net Income¹ of R$ 527 million, up 76%, with margin of 4.6%, an expansion of 1.8 p.p. when compared to 4Q20;

4Q21

•	Record gross sales of R$ 12.6 billion, advancing +8.4% despite the strong comparison base (+33.4% in 4Q20);

•	Net sales improved +8.1%, with expansion accelerating +11.0% and same-store sales of -3.1%, impacted by the strong comparison basis (+19.4% in 4Q20). In the last two years, the cumulative growth of net sales was +44% while same-store sales increased +15.7%;

•	Adjusted EBITDA of R$ 911 million in 4Q21 with margin of 7.9%, which represents a sequential gain of +10 bps vs. 3Q21 (7.8% excluding tax credits);

•	Net Income¹ of R$ 527 million, up 76%, with margin of 4.6%, an expansion of 180 bps when compared to 4Q20;

Expansion

•	Record expansion for 2021, with 28 new stores opened, of which 24 organically, the major construction history for the Cash and Carry segment, and 4 conversions from other formats. Sales area expanded +19%, adding 153 thousand sqm to the sales area;

•	Strong performance of the 23 stores converted from Extra Hiper into Assaí²: average revenue uplift of 3x post conversion, with Adjusted EBITDA margin above Company’s average in 2021 of more than 150 bps;

•	Strong acceleration of 2022 expansion plan, with opening of approximately 50 stores: 10 organic stores under construction, expected to open in the 1st half of 2022, and the first wave of Extra Hiper conversions (around 40 stores) will be under construction by the end of 1Q22, expected to open in the 2nd half of 2022;

•	Progress in the organic expansion and conversions of Extra Hiper stores will boost the Company's growth, reaching more than 300 stores in operation and revenue of R$ 100 billion in 2024;

Digital

•	Digital expansion: fast growing sales via Cornershop and new partnership signed with Rappi, bringing more convenience to clients and expanding access to new consumers.

¹ Including Tax Credits, as detailed in the section “Tax Credits” on page 6.

² Extra Hiper stores converted into Assaí until the end of 2020

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MESSAGE FROM THE MANAGEMENT

Assaí's first year as an independent and listed company was successful, despite challenges imposed by the economic and public health scenarios in 2021. The Company achieved the expansion targets announced, gained market share in all regions of the country and maintained EBITDA margin at high and consistent levels.

The announced expansion plan was accomplished, with the historic opening of 28 new stores in a single year, of which 24 organics, which represented a construction record also for the cash & carry segment. We ended 2021 with 212 stores in operation and a sales area of 964 thousand sqm, an increase of 19% compared to 2020.

The expansion came together with the growth of our people. Assaí generated 11 thousand new jobs in 2021 – against 5,400 in 2020. In addition, we benefited thousands of vulnerable families by donating more than 1,3 tons of food, an amount 27% higher than in 2020.

Initiatives like this confirms how sustainability permeates all the Company’s actions and decisions, also reflecting into the diversity of our team. The number of women in leadership positions increased by 3 p.p. (26% of the total). In addition, 65% of the Company's employees declare themselves to be black or brown, of which 45% hold leadership positions.

The adverse economic scenario in the last year did not prevent Assaí from continuing its growth trajectory in terms of financial results. The solid performance of the expansion and the successful commercial strategy resulted in annual sales of R$ 45.6 billion, an improvement of more than R$ 6 billion compared to 2020 and more than R$ 15 billion compared to 2019. In the year, net income exceeded R$ 1.6 billion, which represents a significant growth of +61% compared to 2020.

Additionally, 2021 was a historic year, as in October, the transaction involving the conversion of 70 Extra Hiper stores into Assaí was announced, offering a unique opportunity to accelerate growth, expanding and strengthening the national footprint in central and densely populated locations.

We believe that the coming months will continue to be challenging. Even so, we will maintain the accelerated expansion plan with the opening of around 50 new stores in 2022; we will continue to generate jobs and income for thousands of families and we will increase digital presence. Assaí has the perfect business model and team to come out stronger this year, being increasingly present in the lives of millions of Brazilians.

The management

3

Cash & Carry Income Statement including tax credits, as detailed in the section “Tax Credits” on page 6

SALES PERFORMANCE

Net sales reached a record level in the quarter, amounting to R$ 11.6 billion, representing a growth of +8.1% on 4Q20 and +44.5% on 4Q19, amid a challenging scenario. The strong performance of stores opened in the last 12 months (+11.0%) and the acceleration of openings in the 4Q21, with 21 new stores compared to the 9 openings carried out in 4Q20, confirms the Company's top-notch execution capacity. Same-store sales (-3.1%) were impacted by the strong comparison base (+19.4% in 4Q20) and by the erosion of consumer purchasing power as a result of the high inflation level in the last two years and the reduction in emergency assistance payments compared to 2020.

In 2021, net sales reached R$ 41.9 billion, increasing +16.5% when compared to 2020 and +50.7% in comparison to 2019. The robust result is explained by:

(i)	the strong organic expansion (+12.1%), given the fast maturation of stores opened in the LTM;
(ii)	the growth in same-store sales (+4.8%), despite the strong comparison base (+14.0% in 2020);
(iii)	the successful commercial strategy, with the assortment adapted to regional needs and preferences as well as to the challenging macroeconomic and public health context; and
(iv)	the gradual return of the B2B public to stores with the progress in vaccinations in the second half of 2021, despite concerns given the spread of the pandemic in Brazil.

4

The increase of +17% in sales performance attests, once again, the resilience, effectiveness and adherence of Assaí's business model, whose growth remained above the average for the cash and carry segment, which improved 15.4% vs. 2020, according to Nielsen. The result is reflected in the robust performance of sales/sqm, the highest in the cash and carry segment, and in market share gains in total and same-store sales view for the year in all Brazilian regions, especially in the Northeast and Southeast regions, which are highly competitive and rapidly expanding markets.

With implementation in August 2021, the partnership with Cornershop by Uber continues to grow fast. At the end of 2021, customers in 17 states were able to conveniently shop using the app. Sales via Cornershop presented a strong increase of +178% in relation to the project's rollout, in September 2021. Furthermore, advancing in digital strategies, the Company started, on February 16th, 2022, the partnership with Rappi, aiming to increase the convenience of customers to shop at Assaí via e-commerce. The project is being implemented in more than 50 stores in 20 cities until the end of the month.

Assaí ended the year with 28 new stores, of which 24 organic, a construction record for the Company and for the Cash & Carry segment, and 4 conversions of other formats, bringing the total number of stores in operation to 212. Considering just the last 30 days of the 2021 expansion plan, from November 29th to December 29th, 14 new stores were opened. Over the year, 153 thousand sqm were added to sales area (+19% vs. 2020), which now stands at 964 thousand sqm. This clearly attests to the Company's commitment and capacity to deliver its expansion plan, despite the challenges imposed by the current scenario.

In 2021, 14 states received Assaí stores, further strengthening the brand's nationwide footprint. All the country's regions received new stores, highlighting the Southeast (12 stores, with 6 in Rio de Janeiro state) and Northeast (8 stores). The year was also marked by the entry of Assaí into the state of Acre, with an inauguration in the capital Rio Branco. Thus, Assaí is now operating in 23 states and the Federal District.

Additionally, a concept store was inaugurated in Barra da Tijuca (RJ), which, in line with the regional strategy of adapting assortment to the target audience, has a differentiated product mix, a modern construction standard and ample parking with over 670 spaces that includes charging stations for electric vehicles and sensors indicating open spaces. This store, as well as others located in more premium regions of large cities, will serve as a model for adapting the assortment and implementing services for some conversions of Extra Hiper stores, especially those located close to high-income customers (A/B classes).

5

Also, given continuity to the Company's organic expansion process, Assaí inaugurated one new store in Porto Velho (RO) in February 2022, and another 9 stores are under construction, with opening expected for the 1st half of 2022. For 2022, the Company expects a strong expansion acceleration, with the opening of approximately 50 new stores.

TAX CREDITS

In the first nine months of the year, based on decisions of the Federal Supreme Court, the Company recognized the following tax credits:

(i)	R$ 216 million (R$ 175 million in net sales and R$ 41 million in financial result arising from inflation adjustment) related to the unconstitutionality of including ICMS in the PIS and COFINS calculation base; and
(ii)	R$ 85 million (R$ 81 million in income tax and social contribution and R$ 4 million in financial result arising from inflation adjustment) related to the unconstitutionality of the levying of Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) on the income pegged to the SELIC rate received by the taxpayer on the repetition of undue tax payments.

In 4Q21, Assaí also recognized credits of R$ 241 million related to investment subsidies which, under the law, are excluded from the IRPJ and CSLL calculation base constituted in the tax incentive reserve (R$ 709 million).

Therefore, the total impact of tax credits on net income for the year was R$ 470 million.

The comments below on the Company's performance exclude the aforementioned effects from tax credits, except where stated otherwise.

6

OPERATING RESULT

Cash & Carry Income Statement excluding tax credits as detailed in the “Tax Credits” section on page 6.

Gross profit amounted to R$ 2.0 billion in 4Q21, with margin of 17.2%, expanding +0.1 p.p. from 4Q20. In 2021, gross profit reached R$ 7.0 billion, increasing +18.0% and outpacing sales growth, with margin of 16.7%,
+0.3 p.p. higher than 2020. The result reflects the effective commercial strategies, with fast adjustments on assortment in order to meet clients' shopping needs in a challenging scenario, and the accelerated maturation of new stores.

Selling, general & administrative expenses as a ratio of net sales stood at 9.5% in 4Q21 and 9.4% in 2021, reflecting the higher number of store openings concentrated in the end of 4Q21 (28 new stores in 2021, with 21 in 4Q21, compared to 19 new stores in 2020, with 9 in 4Q20) and Assaí's new administrative structure following its spin-off from GPA.

As of 2021, after the spin-off with GPA, the Company started to recognize the share of approximately 18% in interest held by Assaí in Financeira Itaú CBD (FIC) in its results. In this way, it was recognized R$ 6 million in the quarter and R$ 47 million in the year related to equity income. In 2021, the number of Passaí cards issued exceeded 1.76 million.

Other operating expenses totaled R$ 23 million in 4Q21, reflecting costs related to the acquisition of Extra Hiper stores. In the year, other expenses totaled R$ 53 million, including mainly costs related to the spin-off. This result is significantly lower than the amount in 2020 (R$ 239 million), which mainly comprises expenses related to store assets write-off and costs related to the Company's spin-off and listing project.

Adjusted EBITDA amount to R$ 911 million in 4Q21, with margin of 7.9%, despite the record number of store openings in the quarter (21 new stores in 4Q21 vs. 9 in 4Q20), highly concentrated in the last days of 2021 (14 stores between November 29th and December 29th). The result represents a sequential gain of +0.1 p.p. on 3Q21 (7.8% excluding tax credits), even considering the stronger expansion pace and the more challenging scenario, with significant pressure on consumer spending.

In 2021, Adjusted EBITDA surpassed the mark of R$ 3 billion, reaching the record level of R$ 3.1 billion, which represents an improvement of 16.6% on 2020, with 7.5% margin, a high and consistent level, in line with 2020. This performance, with productivity gains and stability of EBITDA margin despite the accelerated expansion plan, once again confirms the operation's resilience and Assaí's capacity to deliver robust results even facing adverse scenarios.

7

FINANCIAL RESULT

The net financial result post-IFRS16 in the quarter was R$ 287 million, corresponding to 2.5% of net sales. Excluding the effect from interest on lease liabilities, the financial expense was R$ 204 million, representing 1.8% of net sales. Debt costs in the quarter were pressured by the higher CDI rate, which quadrupled in the comparison period, from 0.47% in 4Q20 to 1.85% in 4Q21.

In 2021, the net financial result pre-IFRS16 was R$ 438 million, corresponding to 1.0% of net sales, representing an improvement of +0.1 p.p. from 2020. Excluding the positive effect from tax credits of R$ 45 million, as described in "Tax Credits" section (page 6), the net financial expense corresponded to 1.2% of net sales, similar to 2020 level.

8

NET INCOME

Net income came to R$ 527 million in 4Q21, up +76.3% on 4Q20, with net margin of 4.6%, +1.8 p.p. higher. In 2021, net income surpassed R$ 1.6 billion, representing a significant growth of +60.5% on 2020, with net margin expanding +1.0 p.p. to 3.8%.

As described in the “Tax Credits" section on page 6, reported net income includes tax credits of R$ 241 million in 4Q21 and R$ 470 million in 2021. Of this amount, R$ 95 million are recurring credits for investments subsidies referent to 2021. Excluding the extemporaneous tax credits effects, net income improved +23.1% in the year, which confirms the efficiency of the Company's operational and financial management and reflects the continued trajectory of growth with profitability, consistent even facing an adverse scenario, still affected by high inflation and by the challenging macroeconomic context due to the pandemic, which pressures consumer purchasing power and consequently affects spending.

9

NET DEBT

The net debt/adjusted EBITDA ratio ended the year at -1.91x, reflecting the acceleration of investments in expansion, which amounted to more than R$ 3 billion in the year, equivalent to 1.1x Adjusted EBITDA, including partial disbursement for the acquisition of Extra Hiper commercial points.

In 4Q21, the refinancing of the 1st debenture issue was concluded through funding carried out throughout 2021, which enabled the Company to reduce its debt cost by around 1 p.p. and to lengthen its average debt term from 2 to more than 4 years.

Additionally, in the beginning of 2022, the Company announced two more issuances, whose proceeds will be used to reinforce its cash position and to have the resources for the transaction involving the conversion of 70 Extra Hiper stores into Assaí stores payment, with no impact on gross debt in 2021:

•	4th debenture issue, of R$ 2 billion, due in January 2022;
•	1st Commercial Notes issue, of R$ 750 million, due in February 2022.

10

INVESTMENTS

Gross investment in the quarter amounted to R$ 1.6 billion, which includes R$ 798 million for acquiring of 20 commercial points of Extra Hiper stores. During 4Q21, 21 new stores were opened, setting a new quarterly record, with 14 stores opened in a 30-day period, demonstrating the Company's excellent execution capacity. In the quarter, 117 thousand sqm were added to the sales area.

In 2021, total net investment surpassed R$ 3.0 billion, including the acquisition of Extra Hiper commercial points. Over R$ 2.1 billion was invested in the expansion plan for the year, which resulted in 28 new stores opened, of which 24 were organic and 4 were conversions from other formats, adding a total of 153 thousand sqm in sales area (+19% vs. 2020). In addition, given continuity to Company’s expansion process, 1 store of the 2022 organic expansion plan has already been opened and another 9 are under construction.

DIVIDENDS AND INTEREST ON EQUITY

Management proposed the distribution of dividends of R$ 224 million for the fiscal year ended December 31, 2021, which excludes the tax incentive reserve related to the recognition of tax credits for investment subsidy in the total amount of R$ 709 million. Also, during the fiscal period, the Company paid interest on equity in the net amount of R$ 56 million. Thus, the remaining portion of dividends amounts to R$ 168 million, corresponding to R$ 0.12507694 per common share, calculated as shown below.

The proposal for the distribution of dividends for fiscal year 2021 will be submitted to the Annual Shareholders Meeting, to be held on April 28, 2022. Shareholders on April 28, 2022 (record-date) will be entitled to the dividends. As of April 29, 2022, the shares will trade ex-dividends. The dividends will be paid by June 28, 2022, i.e., 60 days as from the date of the Annual Shareholders Meeting.

For the American Depositary Receipts (ADRs) traded on the NYSE, payment will be made via the depositary bank JPMorgan Chase Bank. ADR holders can find information on dividends at the website https://adr.com.

11

TRANSACTION INVOLVING THE CONVERSION OF HYPERMARKETS

Aiming to accelerate the expansion and obtain strategic commercial points in exceptional locations and with high potential for creating value, the Company announced, on October 14th, 2021, the transaction involving the conversion of 70 Extra Hiper stores into Assaí stores.

The Board of Directors of both companies, counting exclusively the votes of independent directors, approved on December 16th, 2021 the terms and conditions of the final agreement, which establishes the right to commercially explore up to 70 commercial points, for the total amount of R$ 3.97 billion, with payment in installments due from December 2021 to January 2024.

The prime locations of the commercial points acquired, which are mostly in high-density urban centers near B2B customers and high-income consumers and already well known by consumers, brings positive perspectives, especially given the success of the Extra Hiper stores already converted years ago, which not only presented accelerated maturation, but also delivered sales revenue three times higher than the hypermarket format and EBITDA margin 150 bps higher than the average of Assaí stores upon the maturation.

The 23 converted Extra stores until 2020 presents greater performance and confirms the potential of future conversions. When compared to hypermarket model, revenues from this group of stores increased by about 3x post conversion into Assaí. In 2021, these converted stores had an Adjusted EBITDA margin above the Company's average by more than 150bps.

The transaction offers a unique opportunity to boost Assaí's growth and expand its nationwide footprint. The Company's goal is to reach sales of R$ 100 billion in 2024, supported by maturation of the 70 stores to be converted and the continuous organic expansion plan, with openings of around 50 stores between 2022 and 2024.

The transfer of stores from Extra Hiper to Assaí is advancing in line with the schedule established in the transaction. The Company expects that 40 stores will be under construction by the end of 1Q22, with opening scheduled for the 2nd half of 2022. The other stores should be delivered by the first quarter of 2023.

12

ESG STRATEGY

Sustainability is Assaí's commitment and, therefore, the Company continuously acts as a transforming agent, improving and innovating the way of doing business, seeking to contribute to the development of a more responsible and inclusive society. Highlighting the 3 main pillars:

- Combating climate change: Continuity of the plan to reduce carbon emissions by 30% until 2025, with an 8.2% reduction in comparison to 2020, despite the historic expansion of 2021. The result is chiefly due to actions such as the modernization of refrigeration systems and the ongoing process to migrate stores to the free energy market, now available in 194 stores. Currently, the Company's energy consumption from renewable sources is 92%, and includes the implementation of the most recent solar plant in the store in Rio Verde (GO) in December 2021, totaling seven units of solar plants in operation.

- Valuing our people: In line with efforts to strengthen the Diversity and Inclusion agenda, the Company ended the year with employees who self-declare as black or brown representing 65% of its total work force and 45% of its leadership, up 4 p.p. from 2020. Meanwhile, women now account for 26% of leadership positions, improving
3 p.p. from 2020. Persons with disabilities represented 5.4% of the work force, which exceeds regulatory requirements. Also, in 4Q21, Assaí became a member of the Corporate Coalition for Combating Violence Against Women and of the Corporate Social Inclusion Network (“REIS” in portuguese), launched the Anti-racist Manual and improved diversity training program, which benefited over 47,000 employees.

- Greater engagement with society: Donation of more than 1,300 tons of food to vulnerable families, 27% more than in 2020, the year in which social actions were intensified due to the critical pandemic scenario, and collection of 700 tons of food in campaigns with customers, benefiting approximately 70 thousand families. Also noteworthy is the issuance of more than 9,000 certificates (4x more than 2020) in free online training by Academia Assaí Bons Negócios, a program aimed at micro and small entrepreneurs. Additionally, with the objective of expanding opportunities for the development of people and communities, the Company structured its new social entity, “Instituto Assaí”.

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ABOUT SENDAS S.A.

Assaí has been operating in the market since 1974 and, since March 2021, is the only pure cash & carry player listed on the São Paulo Stock Exchange (B3), under the ticker ASAI3. Assaí also is listed on the New York Stock Exchange (NYSE) under the ticker ASAI. At the end of 2021, Assaí operated in all five regions of Brazil through 212 stores in 23 states and the Federal District, with total sales area of over 964 thousand sqm. Assaí is one of Brazil’s ten largest employers, with over 60 thousand employees, and welcomes 30 million customers to its stores every month. Assaí is one of Brazil's 20 most valuable brands according to the annual ranking compiled by Interbrand and ranks 19th in the country in terms of net sales.

INVESTOR RELATIONS CONTACTS

Gabrielle Helú

Investor Relations Officer

Ana Carolina Silva

Beatris Atilio

Daniel Magalhães

E-mail: ri.assai@assai.com.br

Website: www.ri.assai.com.br

14

APPENDICES

OPERATIONAL INFORMATION

I – Store network and sales area

II - Breakdown of sales

% Gross Sales

15

FINANCIAL STATEMENTS

The tables below show the amounts presented in the quarterly and annual financial information of Sendas Distribuidora and of the operations carried out under the Assaí brand (Cash & Carry), i.e., how the Company began to operate after the spin-off from GPA, as from 2021. The figures below do not exclude any adjustment or other non-recurring elements.

III – Income Statement (Cash & Carry)

16

IV – Income Statement (Sendas Distribuidora)

17

V - Balance Sheet

18

VI - Cash Flow

(R$ million)	Cash & Carry 12.31.2021	Cash & Carry 12.31.2020	Sendas Distribuidora 12.31.2021	Sendas Distribuidora 12.31.2020
Net income for the year	**1,610**	**1,003**	**1,610**	**1,398**
Deferred income tax and social contribution	(127)	(239)	(127)	(268)
(Gain) loss on disposal of property, plant and equipment and lease	(12)	42	(12)	42
Depreciation and amortization	687	527	687	537
Interests and monetary variation	911	660	911	491
Share of profit and loss of associate	(47)	-	(47)	(209)
(Reversal) provision of legal proceedings	(48)	44	(48)	38
Provision of stock option	14	5	14	5
Provision for inventory losses and damages	302	283	302	283
Provision of allowance for doubtful accounts	2	-	2	-
	3,292	**2,325**	**3,292**	**2,317**
Variation of operating assets				
Trade receivables	(85)	(67)	(85)	(66)
Inventories	(943)	(1,258)	(943)	(1,257)
Recoverable taxes	(12)	(224)	(12)	(8)
Dividends received	11	1,357	11	1,399
Other assets	(69)	88	(69)	86
Related parties	391	266	391	(64)
Restricted deposits for legal proceedings	15	16	15	(11)
	(692)	**178**	**(692)**	**79**
Variation of operating liabilities				
Trade payables	884	797	884	791
Payroll and related taxes	54	92	54	92
Taxes and social contributions payable	4	246	4	526
Other accounts payable	25	82	25	(15)
Provision for legal proceedings	(49)	(8)	(49)	(8)
Deferred revenues	128	(170)	128	(170)
Income tax and social contribution paid	(374)	-	(374)	(67)
	672	**1,039**	**672**	**1,149**
Net cash generated by operating activities	**3,272**	**3,542**	**3,272**	**3,545**
Purchase of plant, property and equipment	(2,231)	(1,280)	(2,231)	(1,281)
Purchase of Intangible assets	(854)	(25)	(854)	(25)
Purchase of assets held for sales	(403)	-	(403)	-
Proceeds from the sales of property, plant and equipment	212	610	212	610
Net cash from corporate reorganization	-	-	-	(14)
Net cash used in investment activities	**(3,276)**	**(695)**	**(3,276)**	**(710)**
Cash flow from financing activities				
Increase of capital	27	650	27	650
Proceeds from borrowings and financing	6,090	594	6,090	594
Payments of borrowings and financing	(6,479)	(1,786)	(6,479)	(1,786)
Dividend Payment	(148)	(310)	(148)	(310)
Payments of lease liabilities	(468)	(326)	(468)	(327)
Net cash used in financing activities	**(978)**	**(1,178)**	**(978)**	**(1,179)**
Cash and cash equivalents at the beginning of the year	3,532	1,863	3,532	1,876
Cash and cash equivalents at the end of the year	2,550	3,532	2,550	3,532
Net (decrease) increase in cash and cash equivalents	**(982)**	**1,669**	**(982)**	**1,656**

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.